CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	July 31	October 31
(thousands of U.S. dollars, except share amounts)	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$69,038	$122,802
Accounts receivable	38,474	40,471
Notes receivable (Notes 7(b) and 7(c))	18,126	16,976
Inventories (Note 4)	36,880	26,583
Income taxes recoverable	2,669	10,883
Current portion of deferred tax assets	6,106	6,105
Other current assets (Note 5)	28,598	12,336
Assets of discontinued operations (Note 3)	706	11,721
Total current assets	200,597	247,877

Property, plant and equipment, net	103,090	110,274
Deferred tax assets	81,541	80,725
Long-term investments (Note 6)	1,473	4,051
Other long-term assets (Note 7)	100,326	111,029
Total assets	$487,027	$553,956
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$12,569	$13,969
Accrued liabilities (Note 8)	54,641	78,057
Current portion of long-term debt (Note 9)	4,262	4,050
Current portion of deferred revenue	4,631	7,542
Liabilities of discontinued operations (Note 3)	5,223	24,052
Total current liabilities	81,326	127,670

Long-term debt (Note 9)	43,060	40,100
Deferred revenue	7,020	9,431
Other long-term liabilities	42,313	39,166
Total liabilities	173,719	216,367

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued: 63,738,619 and 67,238,253, respectively; Outstanding: 63,680,010 and 67,238,253, respectively (Note 11)	259,619	273,859
Treasury shares, at cost – 58,609 and nil shares, respectively (Note 11)	(607)	-
Additional paid-in capital	82,763	81,909
Accumulated deficit	(213,276)	(192,539)
Accumulated other comprehensive income	184,809	174,360
Total shareholders’ equity	313,308	337,589
Total liabilities and shareholders’ equity	$487,027	$553,956

Commitments and contingencies (Note 21)
The accompanying notes form an integral part of these consolidated financial statements.

Nordion Inc. Interim Report July 31, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars, except per share amounts)	2011	2010	2011	2010
Revenues	$66,807	$47,902	$200,027	$140,359
Costs and expenses
Direct cost of revenues	31,628	24,474	94,033	70,215
Selling, general and administration	17,172	25,403	49,364	74,115
Depreciation and amortization	5,446	7,223	16,025	21,869
Restructuring charges (Note 13)	41	8,602	576	60,045
Change in fair value of embedded derivatives (Note 12)	3,697	1,970	(15,619)	(1,334)
Other expenses (income), net (Note 14)	1,946	(3,125)	7,629	21,678
Total costs and expenses	59,930	64,547	152,008	246,588
Operating income (loss) from continuing operations	6,877	(16,645)	48,019	(106,229)
Interest expense	(713)	(2,633)	(2,260)	(4,439)
Interest income	2,525	2,483	7,794	5,933
Equity loss (Note 6(b))	-	(58)	(128)	(656)
Income (loss) from continuing operations before income taxes	8,689	(16,853)	53,425	(105,391)
Income tax expense (recovery) (Note 15)	3,996	(8,152)	16,422	(7,158)
Income (loss) from continuing operations	4,693	(8,701)	37,003	(98,233)
Loss from discontinued operations, net of income taxes	(8,814)	(6,363)	(27,057)	(149,449)
Net (loss) income	$(4,121)	$(15,064)	$9,946	$(247,682)

Basic and diluted earnings (loss) per share (Note 10)
- from continuing operations	$0.07	$(0.13)	$0.56	$(1.02)
- from discontinued operations	(0.13)	(0.10)	(0.41)	(1.55)
Basic and diluted (loss) earnings per share	$(0.06)	$(0.23)	$0.15	$(2.57)

The accompanying notes form an integral part of these consolidated financial statements

Nordion Inc. Interim Report July 31, 2011

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
[UNAUDITED]	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2011	2010	2011	2010
Net (loss) income	$(4,121)	$(15,064)	$9,946	$(247,682)
Foreign currency translation	(3,238)	(4,497)	22,864	196,952
Reclassification of realized foreign currency translation gain on divestitures	-	-	(4,629)	(42,122)
Unrealized gain on net investment hedge, net of tax of $nil (2010 - $nil) and $nil (2010 - $nil), respectively	-	-	-	2,400
Realized gain on net investment hedge due to divestitures, net of tax of $nil (2010 - $nil) and $nil (2010 - $16,271), respectively	-	-	-	(130,367)
Unrealized (loss) gain on available-for-sale assets, net of tax of $nil (2010 - $18) and $(82) (2010 – $22), respectively	-	(104)	1	181
Reclassification of realized gain on available-for-sale assets, net of tax of $nil (2010 - $nil) and $180 (2010 - $nil), respectively	-	-	(1,512)	-
Reclassification of realized loss on derivatives designated as cash flow hedges, net of tax of $nil (2010 - $nil) and $nil (2010 - $nil), respectively	-	-	-	51
Pension liability adjustments, net of tax of $nil (2010 - $nil) and $nil (2010 - $(1,247)), respectively	-	35	1,616	1,709
Repurchase and cancellation of Common shares	(1,595)	-	(7,891)	(106,852)
Other comprehensive (loss) income	(4,833)	(4,566)	10,449	(78,048)
Comprehensive (loss) income	$(8,954)	$(19,630)	$20,395	$(325,730)

The accompanying notes form an integral part of these consolidated financial statements.

Nordion Inc. Interim Report July 31, 2011

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2011	2010	2011	2010
Operating activities
Net (loss) income	$(4,121)	$(15,064)	$9,946	$(247,682)
Loss from discontinued operations, net of income taxes	(8,814)	(6,363)	(27,057)	(149,449)
Income (loss) from continuing operations	4,693	(8,701)	37,003	(98,233)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities relating to continuing operations (Note 16):
Items not affecting current cash flows	3,922	7,780	10,460	57,420
Changes in operating assets and liabilities	(64)	12,907	(33,510)	(6,613)
Cash provided by (used in) operating activities of continuing operations	8,551	11,986	13,953	(47,426)
Cash used in operating activities of discontinued operations	(8,210)	(21,634)	(18,436)	(70,495)
Cash provided by (used in) operating activities	341	(9,648)	(4,483)	(117,921)
Investing activities
Purchase of property, plant and equipment	(1,152)	(2,076)	(2,854)	(6,021)
Decrease (increase) in restricted cash	20,018	1,417	18,969	(21,353)
Proceeds on sale of long term investments	-	-	1,678	138
Cash provided by (used in) investing activities of continuing operations	18,866	(659)	17,793	(27,236)
Cash (used in) provided by investing activities of discontinued operations	-	(89)	(18,411)	633,210
Cash provided by (used in) investing activities	18,866	(748)	(618)	605,974
Financing activities
Repayment of long-term debt	-	(24)	-	(221,426)
Issue of shares	-	26	-	355
Payment of cash dividends	(6,440)	-	(12,880)	-
Repurchase and cancellation of Common shares	(7,219)	-	(39,945)	(450,000)
Cash (used in) provided by financing activities of continuing operations	(13,659)	2	(52,825)	(671,071)
Cash used in financing activities of discontinued operations	-	(500)	(1,193)	(1,491)
Cash used in financing activities	(13,659)	(498)	(54,018)	(672,562)
Effect of foreign exchange rate changes on cash and cash equivalents	(402)	(1,389)	5,355	7,600
Net increase (decrease) in cash and cash equivalents during the period	5,146	(12,283)	(53,764)	(176,909)
Cash and cash equivalents, beginning of period	63,892	133,577	122,802	298,203
Cash and cash equivalents, end of period	$69,038	$121,294	$69,038	$121,294

The accompanying notes form an integral part of these consolidated financial statements.

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

1.	Basis of presentation

The unaudited consolidated financial statements of Nordion Inc. (Nordion or the Company) have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s audited annual consolidated financial statements for the year ended October 31, 2010, except as disclosed in Note 2.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. In management’s opinion, the unaudited consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the interim results reported. The year-end consolidated balance sheet data was derived from audited financial statements, but do not include all of the annual disclosures required by GAAP. These consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2010.

2.	Changes in significant accounting policies and recent accounting pronouncements

(a)      Significant accounting policies
On November 1, 2010, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2010-17, “Revenue Recognition (Topic 605), Milestone Method of Revenue Recognition” (ASU 2010-17), which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of ASU 2010-17 is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all of the necessary criteria to be considered substantive. Entities are not precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration.  The adoption of ASU 2010-17 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2010, the Company adopted ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. The adoption of ASU 2009-17 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2010, the Company adopted ASU No. 2009-13, “Revenue Recognition (Topic 605),  Multiple - Deliverable Revenue Arrangements, a consensus of EITF 08-01, Revenue Arrangements with Multiple Deliverables” (ASU 2009-13), which modifies the fair value requirements of ASC subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements” by providing principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. An estimated selling price method is introduced for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. The adoption of ASU 2009-13 did not have a material impact on the Company’s consolidated financial statements.

Clinical Trial Expenses
In conjunction with the start-up activities in Q3 2011 related to the Phase III  TheraSphere® trials, the Company implemented it’s accounting policy regarding clinical trial expenses. Other current assets and Other long-term assets include any clinical trial prepayments made to the clinical research organization (CRO).  Research and development expenses include clinical trial expenses associated with CRO. The invoicing from CRO for services rendered can lag several months. We accrue the cost of services rendered in connection with CRO activities based on our estimate of site management, monitoring costs, and project management costs and record them in accrued liabilities.  We maintain regular communication with our CRO to gauge the reasonableness of our estimates. Differences between actual clinical trial expenses and estimated clinical trial expenses recorded have not been material and are adjusted for in the period in which they become known.

(b)       Recent accounting pronouncements
On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. The Company plans to adopt ASU 2010-13 on November 1, 2011 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 for level 3 fair value measurements on November 1, 2011.  In May 2011, the FASB also issued ASU no. 2011-04, “Fair Value Measurement and Disclosures (Topic 820), Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS,” which amends Topic 820, “Fair Value Measurements and Disclosures,” to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and the Company plans to adopt ASU 2011-04 on November 1, 2012.  ASU 2010-06 and ASU 2011-04 are not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)” (ASU 2010-28). ASU 2010-28 addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative. For reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-28 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220) - Presentation of Comprehensive Income.” (ASU 2010-05), which amends Topic 220, “Comprehensive Income,” to require that all nonowner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. ASU 2011-05 is effective for annual periods beginning after December 15, 2011.  The Company plans to adopt ASU 2011-05 on November 1, 2012 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

3.	Divestitures and Discontinued Operations

Sale of MDS Nordion S.A.
On March 31, 2011, the Company completed the sale of MDS Nordion S.A. in Belgium to Best Medical Belgium Inc. (Best Medical) for  nominal proceeds. Pursuant to its share purchase agreement (SPA) signed in February 2011, Nordion left cash of $18.5 million (€ 13 million) as capital in the business. Best Medical acquired all of Nordion’s Belgian operations and the employees in Belgium, including related benefit and pension plans, with the exception of the TheraSphere® business. Best Medical also acquired the Belgian facilities, including current and future decommissioning and waste disposal requirements.

The Company recorded a total loss of $15.7 million on the sale of MDS Nordion S.A. in the second quarter of fiscal 2011 including net working capital and inventory adjustments of $2.8 million and recognition of a non-cash unrealized foreign currency translation gain of $4.6 million as the sale represented a substantial liquidation of the Company’s Belgian operations. The loss on the sale primarily relates to future losses and cash flow demands of MDS Nordion S.A., that were not accruable under GAAP, and their recognition is only triggered as a result of the sale. In May 2011, the Company finalized the loss on sale without any significant closing adjustments to the amount recorded in the second quarter of fiscal 2011.

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

The following table details the loss on sale of MDS Nordion S.A.:
Proceeds	$	nominal
Capital infusion in cash		(18,478)
Working capital and inventory adjustments		(2,753)
Net negative proceeds		(21,231)
Net liabilities disposed of		3,212
Release of unrealized translation gain in accumulated other comprehensive income		4,629
Release of unrealized actuarial loss of defined benefit pension in accumulated other comprehensive income		(1,616)
Transaction costs and other accruals		(649)
Loss on sale of MDS Nordion S.A.		$(15,655)

The following table details the net assets (liabilities) of MDS Nordion S.A. disposed of:
Accounts receivable	$4,451
Inventories	3,386
Property, plant and equipment, net	1,472
Other assets	255
Accounts payable and accrued liabilities	(7,677)
Other liabilities	(5,099)
Net liabilities	$(3,212)

Discontinued operations
The following table details the assets and liabilities of discontinued operations:
	July 31(a)	October 31(b)
	2011	2010
Accounts receivable	$585	$6,053
Inventories	-	2,488
Property, plant and equipment, net	-	2,800
Other assets	121	380
Assets of discontinued operations	$706	$11,721

Accounts payable and accrued liabilities	$3,293	$17,709
Long-term debt	619	2,318
Deferred tax liabilities	167	166
Other liabilities	1,144	3,859
Liabilities of discontinued operations	$5,223	$24,052
(a)	Represents the assets and liabilities remaining after the sales of MDS Nordion S.A. and MDS Pharma Services Early Stage (Early Stage).
(b)	Represents the assets and liabilities of MDS Nordion S.A. and remaining assets and liabilities after the sale of Early Stage.

The following table details the operating results of the Company’s discontinued operations:
Three months ended July 31
	MDS Nordion S.A.		MDS Pharma Services		MDS Analytical Technologies		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Revenues	$-	$4,405	$-	$-	$-	$-	$-	$4,405
Costs and other expenses	-	7,259	(4)	3,190	9,757	49	9,753	10,498
Impairment of long-lived assets	-	6,737	-	-	-	-		6,737
Operating (loss) gain	-	(9,591)	4	(3,190)	(9,757)	(49)	(9,753)	(12,830)
Gain on the sale of discontinued operations	-	-	-	523	-	1,676	-	2,199
Other, net(a)	-	(34)	-	(150)	-	-	-	(184)
Income tax (expense) recovery	(24)	374	(994)	3,113	1,957	965	939	4,452
(Loss) gain from discontinued operations, net of income taxes	$(24)	$(9,251)	$(990)	$296	$(7,800)	$2,592	$(8,814)	$(6,363)

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

Nine months ended July 31
	MDS Nordion S.A.		MDS Pharma Services		MDS Analytical Technologies		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Revenues	$7,914	$14,152	$-	$67,556	$-	$80,201	$7,914	$161,909
Costs and other expenses	12,497	22,984	1,313	110,567	9,659	83,877	23,469	217,428
Impairment of long-lived assets	-	6,737	-	12,111	-	-	-	18,848
Operating loss	(4,583)	(15,569)	(1,313)	(55,122)	(9,659)	(3,676)	(15,555)	(74,367)
(Loss) gain on the sale of discontinued operations	(15,655)	-	-	(61,046)	-	6,914	(15,655)	(54,132)
Equity earnings(b)	-	-	-	-	-	14,867	-	14,867
Other, net(a)	(74)	(95)	4	(179)	-	(26,657)	(70)	(26,931)
Income tax recovery (expense)	722	1,270	(1,814)	7,132	5,315	(17,288)	4,223	(8,886)
Loss from discontinued operations, net of income taxes	$(19,590)	$(14,394)	$(3,123)	$(109,215)	$(4,344)	$(25,840)	$(27,057)	$(149,449)

(a) All of the interest on the senior unsecured notes was allocated to discontinued operations as the Company repaid its senior unsecured notes following the completion of the sale of MDS Analytical Technologies in the first quarter of fiscal 2010. As part of the redemption of the senior unsecured notes, the Company made a make-whole payment of $23.3 million, which was included in interest expense in fiscal 2010.

(b)           MDS Analytical Technologies included two joint ventures, AB/MDS and PKI/Sciex. Under the terms of these joint venture arrangements, the Company provided manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, were billed to the joint ventures at cost and recorded as revenue. The Company did not recognize any profits from the sales to the joint ventures as the amounts were billed without any markups. The joint ventures realized net income when products and services were sold to a third-party customer. The Company recorded its share of realized profits from the joint ventures as equity earnings, which is included in “Loss from discontinued operations, net of income taxes”.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement has arisen between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership.

The arbitration hearing of this matter occurred in July 2011, which resulted in recording of a settlement accrual of $9.5 million (Note 8(b)) and loss from discontinued operations of $6.8 million, net of $2.7 million tax recovery for the three months ended July 31, 2011.

4.	Inventories
	July 31	October 31
	2011	2010
Raw materials and supplies	$35,927	$26,211
Work-in-process	1,042	1,141
Finished goods	1,709	1,002
	38,678	28,354
Allowance for excess and obsolete inventory	(1,798)	(1,771)
Inventories	$36,880	$26,583

5.	Other Current Assets

As of July 31, 2011, other current assets include embedded derivative assets of $24.6 million (October 31, 2010 ― $10.5 million) (Note 12) as well as prepaid expenses and other of $4.0 million (October 31, 2010 ― $1.8 million).

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

6.	Long-Term Investments
	July 31	October 31
	2011	2010
Investment in Celerion(a)	$1,473	$1,464
Investment in Lumira Capital Corp.(b)	-	1,030
Other long-term investments(c)	-	1,557
Long-term investments	$1,473	$4,051

(a) Investment in Celerion, Inc. (Celerion)
On March 5, 2010, as part of the consideration for the sale of Early Stage, Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 7(c)). Nordion’s ability to transfer its Celerion equity and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and has a fair value of $1.5 million as of July 31, 2011. The fair value has been determined based on an estimate of the fair value of the business sold using proceeds on sale and a discounted future cash flow model using cost of equity of comparable companies adjusted for risk.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitor the status of its relationship with Celerion. The fair value of the Company’s investment in Celerion and the Note (Note 7(c)) is currently estimated to be $21.1 million in aggregate. The Company’s maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

(b) Investment in Lumira Capital Corp. (Lumira)
Long-term investments include an investment in Lumira, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. Nordion does not have any significant involvement in the day-to-day operations of Lumira other than to obtain its share of earnings and losses. The Company reported equity loss of $nil (2010 ― $0.1 million) and $0.1 million (2010 ― $0.7 million) for the three and nine months ended July 31, 2011, respectively, from the investment in Lumira. The Company’s exposure to losses is limited to its investment of $nil (October 31, 2010 ― $1.0 million). During the second quarter of fiscal 2011, the Company received $1.3 million in cash dividends from Lumira which reduced its investment to $nil with the remaining $0.4 million included in dividend income.

(c) Other long-term investments
During the second quarter of fiscal 2011, the Company disposed of its available for sale investment in a marketable equity security for cash proceeds of $1.7 million.

7.	Other Long-Term Assets
	July 31	October 31
	2011	2010
Restricted cash(a)	$13,469	$32,439
Financial instrument pledged as security on long-term debt(b)	43,037	39,986
Long-term notes receivable(c)	21,592	27,186
Pension assets (Note 19)	16,706	8,944
Goodwill	2,641	2,474
Other(d)	2,881	-
Other long-term assets	$100,326	$111,029

(a)      Restricted cash
As of July 31, 2011, restricted cash includes $5.0 million (October 31, 2010 ― $5.0 million) of cash proceeds held in escrow related to the sale of MDS Pharma Services Phase II-IV and $8.1 million (October 31, 2010 ― $10.0 million) of funds for insurance liabilities.

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

(b)      Financial instrument pledged as security on long-term debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of July 31, 2011 is $47.2 million (October 31, 2010 ― $43.9 million), of which $4.2 million (October 31, 2010 ― $3.9 million) is included in notes receivable in the consolidated statements of financial position. As of July 31, 2011, the fair value is $55.6 million (October 31, 2010 ― $52.4 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(c)       Long-term notes receivable

Atomic Energy of Canada Limited (AECL)
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable of $38.0 million after discounting, was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing November 1, 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%. The carrying value of the long-term note receivable as of July 31, 2011 is $15.9 million (October 31, 2010 ― $24.0 million), of which $13.9 million (October 31, 2010 ― $13.1 million) is included in notes receivable in the consolidated statements of financial position. As of July 31, 2011, the fair value is $17.3 million (October 31, 2010 ― $25.7 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. All scheduled monthly payments due have been received.

Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received the Note with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum. Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a TSA that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note. The carrying value of the Note as of July 31, 2011 is $19.6 million
(October 31, 2010 – $16.2 million). The fair value of the Note as of July 31, 2011 is $19.6 million, which includes $6.8 million of accreted interest. The fair value has been determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and any increase in principal amount related to the TSA and interest payments. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

(d)	Other
Includes the long-term portion of the TheraSphere® clinical trials’ prepayment, the deferred charges relating to the credit facility and other long-term receivables and assets.

8.	Accrued Liabilities
	July 31	October 31
	2011	2010
Employee-related accruals (Note 17)	$6,379	$11,166
FDA provision(a)	8,402	8,620
Captive insurance liability	5,065	6,402
Restructuring provision (Note 13)	3,634	7,356
AECL revenue share and waste disposal	3,370	6,677
Accrued transaction costs and closing adjustments for divestitures and discontinued operations	1,971	13,470
Other(b)	25,820	24,366
Accrued liabilities	$54,641	$78,057

(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s discontinued bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations were part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, the Company recorded payments of $nil (2010 ― $7.4 million) and $0.2 million (2010 ― $11.7 million) for the three and nine months ended July 31, 2011, respectively. As of July 31, 2011, management believes that the remaining provision of $8.4 million (October 31, 2010 ― $8.6 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs. Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs (Note 22).

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

(b)      Other includes the settlement accrual for the arbitration with Life (Note 3), derivative liabilities, royalties, tax reassessments and various miscellaneous payables.

9.	Long-Term Debt
		July 31	October 31
	Maturity	2011	2010
Total long-term debt	2011 to 2015	$47,322	$44,150
Current portion of long-term debt		(4,262)	(4,050)
Long-term debt		$43,060	$40,100

As of July 31, 2011, debt includes a non-interest-bearing Canadian government loan with a carrying value of $43.0 million (October 31,
2010 ― $43.9 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$4.2 million) per year with the remaining balance due April 1, 2015.  The fair value of this financial instrument is $55.5 million (October 31, 2010 ― $53.1 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 7(b)).

On June 6, 2011, the Company entered into a $75.0 million unsecured senior revolving three year committed credit facility with the
Toronto Dominion Bank (TD) and a select group of other financial institutions for general corporate purposes. The loan agreement includes customary positive, negative and financial covenants. Under the new credit facility, the Company is able to borrow Canadian and U.S. dollars by the way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar LIBOR loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is payable in full in three years from the closing date on June 6, 2014; however, the term of the credit facility may be extended on mutual agreement of the lenders for successive subsequent periods. As of July 31, 2011, no amounts were drawn and outstanding, except for $21.3 million (October 31, 2010 - $nil) of the outstanding letters of credit issued under this credit facility.

10.	Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

	Three months ended July 31		Nine months ended July 31
(number of shares in thousands)	2011	2010	2011	2010
Weighted average number of Common shares outstanding – basic	64,160	67,237	65,282	96,626
Impact of stock options assumed exercised	123	-	179	-
Weighted average number of Common shares outstanding – diluted	64,283	67,237	65,461	96,626
Basic and diluted earnings (loss) per share from continuing operations	$0.07	$(0.13)	$0.56	$(1.02)
Basic and diluted loss per share from discontinued operations	$(0.13)	$(0.10)	$(0.41)	$(1.55)

11.	Share Capital

As of July 31, 2011 the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if and when declared by the Company’s Board of Directors.

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2010	67,238	$273,859
Repurchased	(59)	(607)
Cancelled	(3,499)	(14,240)
Balance as of July 31, 2011	63,680	$259,012

In January 2011, the Company announced a re-initiation of a normal course issuer bid (NCIB), which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 Common shares.  The Company repurchased 3,558,243 common shares for a total cost of $40.5 million, of which 3,499,634 shares were cancelled during the nine months ended July 31, 2011. The remaining 58,609 common shares recorded as Treasury shares were cancelled subsequent to July 31, 2011.

In January and June 2011, the Company also declared quarterly dividends at $0.10 per share, which were paid on April 1, and July 5, 2011 for each in the amount of $6.4 million to the Company’s shareholders of record on March 17 and July 17, 2011, respectively.

12.	Financial Instruments and Financial Risk

Derivative instruments
The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges. The Company has also identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved.  Changes in the fair value of the embedded derivatives are recognized in the consolidated statements of operations.

The following table provides the fair value of all Company derivative instruments:
	July 31 2011	October 31 2010
	Fair Value	Fair Value
Assets
Embedded derivatives(a)	$24,576	$10,520
Liabilities
Embedded derivatives(a)	$391	$1,955
(a) As of July 31, 2011 and October 31, 2010, total notional amounts for the Company’s certain supply contracts identified for embedded derivatives were approximately over $300 million and $700 million, respectively.

The following table summarizes the activities of the Company’s derivative instruments:
	Three months ended July 31		Nine months ended July 31
	2011	2010	2011	2010
Unrealized gain recorded in OCI relating to net investment hedge (a)	$-	$-	$-	$(2,400)
Reclassification of realized gain recorded in OCI relating to net investment hedge	$-	$-	$-	$(146,638)
Unrealized loss (gain) for embedded derivatives recorded in change in fair value of embedded derivatives (b)	$3,697	$1,970	$(15,619)	$(1,334)
(a)	No ineffectiveness was recorded in income for the three and nine months ended July 31, 2011 and 2010 relating to the net investment hedge.
(b)
Excludes unrealized loss for embedded derivatives related to the discontinued operations of $nil (2010 ― $nil) and $nil (2010 ― $0.5 million) for the three and nine months ended July 31, 2011, respectively.

Credit risk
Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations.  Such investments are limited to those issuers carrying an investment-grade credit rating.  In addition, the Company limits the amount that is invested in issues of any one government or corporation.

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

The Company is also exposed, in its normal course of business, to credit risk from its customers. As of July 31, 2011, accounts receivable is net of an allowance for uncollectible accounts of $0.1 million (October 31, 2010 ― $0.1 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by counterparty, the carrying value of the Company’s financial instruments represents the maximum amount of loss that would be incurred.

Valuation methods and assumptions for fair value measurements
Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:
						As of July 31, 2011
Description		Level 1		Level 2		Level 3	Total
Cash equivalents		$100	$		$		$100
Derivative assets (Note 5)	$			$2,558		$22,018	$24,576
Derivative liabilities (Note 8(b))	$			$391	$		$391

			As of October 31, 2010
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$7,600	$-	$-	$7,600
Available for sale (Note 6(c))	$1,557	$-	$-	$1,557
Derivative assets (Note 5)	$-	$6	$10,514	$10,520
Derivative liabilities (Note 8(b))	$-	$1,955	$-	$1,955

The following table presents the changes in the Level 3 fair value category:

				Three months ended July 31, 2011
		Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales,	Transfers in	As of
Description	As of April 30 2011	Earnings	Other	Issuance and (Settlements), net	and/or out of Level 3	July 31 2011
Derivative assets (Note 5)	$24,489	$-	$(2,471)	$-	$-	$22,018

				Three months ended July 31, 2010
		Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales,	Transfers in	As of
Description	As of April 30 2010	Earnings	Other	Issuance and (Settlements), net	and/or out of Level 3	July 31 2010
Asset backed commercial paper	$11,449	$-	$(99)	$-	$-	$11,350

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

				Nine months ended July 31, 2011
	As of	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales,	Transfers in	As of
Description	October 31 2010	Earnings	Other	Issuance and (Settlements), net	and/or out of Level 3	July 31 2011
Derivative assets (Note 5)	$10,514	$-	$11,504	$-	$	$22,018

				Nine months ended July 31, 2010
		Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales,	Transfers in	As of
Description	As of October 31 2009	Earnings	Other	Issuance and (Settlements), net	and/or out of Level 3	July 31 2010
Asset backed commercial paper	$10,713	$-	$637	$-	$-	$11,350

13.	Restructuring Charges

The Company has undertaken a number of restructuring activities given its strategic repositioning activities in fiscal 2010 and 2009.

The restructuring charges of $0.1 million (2010 - $8.6 million) and $0.6 million (2010 - $60.0 million) for the three and nine months ended July 31, 2011, respectively, were primarily for the extension of certain key corporate employees retained. The provision for contract cancellation charges represents future rent payments, net of estimated sublease revenue, related to the Company’s former corporate office space in Toronto, Canada. Subsequent to July 31, 2011, the Company signed a lease termination agreement effective on September 30, 2011. Based on the terms of this termination agreement, a $4.2 million (C$4 million) termination payment will be made and a restructuring recovery of approximately $1.0 million is currently expected in the fourth quarter of fiscal 2011.

As of July 31, 2011, the restructuring provision of $7.4 million (October 31, 2010 ― $11.5 million) is included in accrued liabilities (Note 8) and other long-term liabilities in the consolidated statements of financial position. The fiscal 2010 restructuring activities have been substantially completed and the majority of the remaining restructuring provision is expected to be utilized in fiscal 2011.

The table below provides an analysis of the Company’s restructuring activities related to its continuing operations until July 31, 2011.
	Expenses				Cumulative Activities		Balance as of July 31
	2011	2010	2009	Total	Cash	Non-Cash	2011
Workforce reductions	$412	$42,161	$9,306	$51,879	$(48,867)	$(996)	$2,016
Contract cancellation charges	164	7,175	-	7,339	(3,328)	1,386	5,397
Other	-	13,195	-	13,195	(13,181)	(14)	-
Restructuring charges	$576	$62,531	$9,306	$72,413	$(65,376)	$376	$7,413

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

14.	Other Expenses (Income), Net
	Three months ended July 31		Nine months ended July 31
	2011	2010	2011	2010
Research and development	$1,651	$950	$3,680	$2,753
Write-down of investments and other long-term assets	-	261	-	1,632
Gain on sale of investment	-	-	(1,691)	-
Foreign exchange (gain) loss	(190)	(39)	5,492	29,881
Other(a)	485	(4,297)	148	(12,588)
Other expenses (income), net	$1,946	$(3,125)	$7,629	$21,678
 (a) Included in other is TSA revenue of $nil (2010 ― $5.3 million) and $0.5 million (2010 ― $12.0 million) for the three and nine months ended July 31, 2011, respectively, relating to the sales of MDS Pharma Services Phase II-IV, Central Labs and Early Stage.

15.	Income Taxes

With the completion of the strategic repositioning, management has been able to apply an estimated annual effective tax rate in calculating the quarterly income tax expense of the Company beginning with the three-month period ended January 31, 2011. The annual effective tax rate is based upon the facts and circumstances known at each interim period. On a quarterly basis, the estimated annual effective tax rate is revised as appropriate based upon changed facts and circumstances, if any, as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter.

For the three and nine months ended July 31, 2011, the Company recognized tax expense (recovery) of $4.0 million (2010 – $(8.2) million) and $16.4 million (2010 - $(7.2) million) on pre-tax income (loss) from continuing operations of $8.7 million (2010 – $(16.9) million) and $53.4 million (2010 – $(105.4) million), respectively, which represents an effective tax rate of 46.0% (2010 – 48.4%) and 30.7% (2010 – 6.8%). The tax expense and related effective tax rate on continuing operations was determined by applying an estimated annual effective tax rate of 28.8% to pre-tax income and then recognizing various discrete tax items. Discrete tax items primarily include adjustments for the differential between the current and deferred tax rate of 3.2% on the change in fair value of embedded derivatives offset by adjustments to the reserves for uncertain tax positions and for a partial release of the valuation allowance.

Income tax expense for the three and nine months ended July 31, 2011 was reported by calculating a full and complete provision for income taxes for the period. Prior to the completion of the strategic repositioning in fiscal 2010, the complex and diverse operations of the Company prevented any reasonable estimation of an annual effective tax rate for those prior periods.

16.             Supplementary Cash Flow Information

Items not affecting cash flows comprise the following:
	Three months ended July 31		Nine months ended July 31
	2011	2010	2011	2010
Depreciation and amortization	$5,446	$7,224	$16,025	$21,870
Stock option compensation	326	45	834	2,473
Deferred income taxes	(372)	(5,253)	3,595	2,257
Equity loss, including cash distribution of $nil (2010 - $3,034) and $951 (2010 - $3,034), respectively	-	3,086	1,079	3,684
Change in fair value of embedded derivatives	3,697	1,969	(15,619)	(1,335)
Write-down of investments and other long-term assets	-	260	-	1,631
Foreign currency transactional loss	444	(316)	1,521	28,040
Other including foreign currency translation adjustments	(5,619)	765	3,025	(1,200)
	$3,922	$7,780	$10,460	$57,420

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

Changes in operating assets and liabilities comprise the following:
	Three months ended July 31		Nine months ended July 31
	2011	2010	2011	2010
Accounts receivable	$(7,320)	$19,608	$1,681	$9,377
Inventories	4,746	(501)	(10,297)	(5,210)
Other current assets and long term assets	835	2,573	2,121	6,647
Accounts payable and accrued liabilities	(4,418)	(4,004)	(25,349)	(916)
Income taxes	6,480	(2,916)	2,942	(17,647)
Deferred income and other long-term obligations	(387)	(1,853)	(4,608)	1,136
	$(64)	$12,907	$(33,510)	$(6,613)

17.	Stock-Based Compensation

Stock option plan
Stock-based compensation expense related to the Company’s stock option plan for the nine months ended July 31, 2011 is $0.8 million (2010 ― $3.3 million), of which $0.8 million (2010 ― $nil) is included in selling, general and administration expenses and $nil (2010 ― $2.5 million) is in restructuring charges (Note 13) in “Income (loss) from continuing operations”, and $nil (2010 ― $0.8 million) is included in “Loss from discontinued operations, net of income taxes”.

During the three and nine months ended July 31, 2011, the Company granted 764,300 (2010 – 1,164,000) and 808,700 (2010 – 1,164,000) C$ stock options, respectively, at a weighted average exercise price of $10.32 (2010 - C$9.65). All options granted in fiscal 2011 have a seven year term and either become exercisable ratably (a graded-vesting schedule) over a three-year period (764,300 options) or vest 100% after three years from the grant date (44,400 options).

The fair value of C$1.83 per share for the stock options granted during the nine months ended July 31, 2011 was determined using Black-Scholes model based on the following assumptions:
2011
Risk-free interest rate	1.94%
Expected dividend yield	3.75%
Expected volatility	0.30
Expected time to exercise (years)	3.64

Incentive plans

Deferred share units (DSU)
During the three and nine months ended July 31, 2011, the Company granted 3,756 (2010 – nil) and 83,709 (2010 – nil) DSU to senior executive officers of the Company, which vest 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested DSU are payable upon termination of employment and will be settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the termination date. The Company records compensation expense and the corresponding liability each period based on vested units and changes in the market price of Common shares.

The DSU expense for the nine months ended July 31, 2011 is $0.1 million (2010 ― $nil), which is included in selling, general and administration expenses in “Income (loss) from continuing operations”.

Mid-term incentive plans
The MTIP (income) expense for the nine months ended July 31, 2011 is $(0.1) million (2010 ― $9.9 million), of which $(0.1) million (2010 ― $nil) is included in selling, general and administration expenses and $nil (2010 ― $5.4 million) is included in restructuring charges (Note 13) in “Income (loss) from continuing operations”, and $nil (2010 ― $4.5 million) is included in “Loss from discontinued operations, net of income taxes”.

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

18.	Accumulated Other Comprehensive Income
	July 31	October 31
	2011	2010
Accumulated other comprehensive income, net of income taxes, beginning of period	$174,360	$259,424
Foreign currency translation gain	22,864	203,227
Reclassification of realized foreign currency translation gain on divestitures	(4,629)	(42,122)
Unrealized gain on net investment hedges, net of tax of $nil and $nil, respectively	-	2,400
Realized gain on net investment hedge, net of tax of $nil and $16,271, respectively	-	(130,367)
Unrealized gain on available-for-sale assets, net of tax of $(82) and $(123), respectively	1	485
Reclassification of realized gain on available-for-sale assets, net of tax of $180 and $nil, respectively	(1,512)	-
Pension liability adjustments, net of tax of $nil and $2,532, respectively	1,616	(11,869)
Repurchase and cancellation of Common shares	(7,891)	(106,852)
Other	-	34
Accumulated other comprehensive income, net of income taxes, end of period	$184,809	$174,360

19.	Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plans
All plans are funded and the Company uses an October 31st measurement date for its plans. The components of net periodic pension cost for these plans are as follows:
	Three months ended July 31		Nine months ended July 31
	2011	2010	2011	2010
Service cost	$694	$553	$2,050	$1,659
Interest cost	3,212	3,191	9,498	9,571
Expected return on plan assets	(4,269)	(4,015)	(12,623)	(12,044)
Recognized actuarial loss	65	108	194	323
Net periodic benefit cost	$(298)	$(163)	$(881)	$(491)

The most recent actuarial valuation for the Nordion pension plan for funding purposes was as of January 1, 2011. Based on this actuarial valuation, the Company expects funding requirements of approximately $11 million, including approximately $3 million of current service cost contributions, in each of the next five years to fund the solvency deficit. This is primarily a result of a decline in real interest rates although asset values have increased. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

The Company’s defined benefit pension liability in Belgium was assumed by Best Medical upon the completion of the sale of MDS Nordion S.A. (Belgium) on March 31, 2011 (Note 3) and, accordingly, is reported as discontinued operations.

Other benefit Plans
Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The cost of other post-employment benefit plans is $0.2 million (2010 - $0.1 million) and $0.6 million (2010 - $0.5 million) for the three and nine months ended July 31, 2011, respectively.

20.	Segmented Information

Nordion operates as a global life sciences company with three business segments: Medical Isotopes, Targeted Therapies and Sterilization Technologies. These segments are organized predominantly around the products and services provided to customers identified for the businesses.  Segmented information has been restated for prior years to conform to the new basis of segmentation.

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment. Management does not track or allocate assets on a business segment basis.  Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information.  Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

The information presented below is for continuing operations.
				Three months ended July 31, 2011
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$21,386	$13,301	$32,120	$-	$66,807
Direct cost of revenues	13,370	5,582	12,676		31,628
Selling, general and administration(a)	3,310	4,003	4,125	2,607	14,045
Other (income) expense, net	(88)	1,593	8	433	1,946
Segment earnings (loss)	$4,794	$2,123	$15,311	$(3,040)	$19,188
Depreciation and amortization	1,678	2,211	1,557	-	5,446
Restructuring charges, net					41
AECL arbitration and legal costs					3,127
Change in fair value of embedded derivatives					3,697
Operating income from continuing operations					$6,877
(a)	excludes AECL arbitration and legal costs of $3.1 million

				Three months ended July 31, 2010
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$11,891	$14,872	$21,139	$-	$47,902
Direct cost of revenues	6,958	7,602	9,914	-	24,474
Selling, general and administration(a)	3,928	3,215	3,539	11,082	21,764
Other (income) expense, net(b)	(116)	937	(94)	(4,113)	(3,386)
Segment earnings (loss)	$1,121	$3,118	$7,780	$(6,969)	$5,050
Depreciation and amortization	1,071	1,656	1,043	3,453	7,223
Restructuring charges, net					8,602
AECL arbitration and legal costs					3,639
Impairment of long-lived assets					261
Change in fair value of embedded derivatives					1,970
Operating loss from continuing operations					$(16,645)
(a)	excludes AECL arbitration and legal costs of $3.6 million
(b)	excludes impairment of long-lived assets of $0.3 million

				Nine months ended July 31, 2011
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$78,367	$45,465	$76,195	$-	$200,027
Direct cost of revenues	40,710	20,077	33,246	-	94,033
Selling, general and administration(a)	10,560	11,276	10,968	6,854	39,658
Other expense, net(b)	155	3,667	321	5,177	9,320
Segment earnings (loss)	$26,942	$10,445	$31,660	$(12,031)	$57,016
Depreciation and amortization	5,129	6,312	4,546	38	16,025
Gain on sale of investment					(1,691)
Restructuring charges, net					576
AECL arbitration and legal costs					9,706
Change in fair value of embedded derivatives					(15,619)
Operating income from continuing operations					$48,019
(a)	excludes AECL arbitration and legal costs of $9.7 million
(b)	excludes gain on sale of investment of $1.7 million

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

				Nine months ended July 31, 2010
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$29,827	$42,086	$68,446	$-	$140,359
Direct cost of revenues	19,511	21,607	29,097	-	70,215
Selling, general and administration(a)	10,766	9,044	10,377	38,780	68,967
Other (income) expense, net(b)	(224)	2,685	(206)	17,791	20,046
Segment (loss) earnings	$(226)	$8,750	$29,178	$(56,571)	$(18,869)
Depreciation and amortization	3,224	4,874	3,441	10,330	21,869
Restructuring charges, net					60,045
AECL arbitration and legal costs					5,148
Impairment of long-lived assets					1,632
Change in fair value of embedded derivatives					(1,334)
Operating loss from continuing operations					$(106,229)
(a)	excludes AECL arbitration and legal costs of $5.1 million
(b)	excludes impairment of long-lived assets of $1.6 million

21.	Commitments and Contingencies

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 8) and certain other contingent liabilities in Montreal, Canada. Nordion has also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for certain U.S. employees, and lease obligations for the Montreal facility as well as two office locations in King of Prussia, Pennsylvania and Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at approximately $2.6 million.

Indemnities and guarantees
In connection with various divestitures that the Company underwent, Nordion has agreed to indemnify various buyers for actual future damage suffered by the buyers related to breaches, by Nordion, of representations and warranties contained in the purchase agreements. In addition, Nordion has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate Nordion’s exposure to these potential liabilities, the Company maintains errors and omissions and other insurance. Nordion is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past, however, the Company has had discussions with buyers related to certain indemnities provided.

22.	Litigation

During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision (Note 8). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5.2 million
(C$5 million) and loss of profit of $31.4 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision (Note 8). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

Nordion Inc. Interim Report July 31, 2011

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

The Company is involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada.  AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities.  At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011.  On July 8, 2008, Nordion served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages.  In the lawsuit, Nordion is claiming $1.7 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Nordion’s current emphasis is on arbitration proceedings which continue broadly along the planned schedule. Due to changes in scheduling, the Company now expects hearings for the arbitration to extend into the later part of calendar year 2011 and expects a decision from the panel thereafter.  Under the arbitration provisions, the parties have limited appeal rights as to matters of law.  In addition to the legal proceedings initiated by Nordion against AECL and the Government of Canada, the Company is currently exploring supply alternatives to mitigate the lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities.  The Company has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

23.	Comparative Figures

Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.

Nordion Inc. Interim Report July 31, 2011